

WOLVERINE
ASSET MANAGEMENT, LLC

175 W. Jackson Blvd.
Suite 340
Chicago, IL 60604

www.wolvefunds.com

February 28, 2017

Board of Directors
OptimizeRx Corporation
c/o Mr. William J. Febbo, CEO
400 Water Street, Suite 200
Rochester, Michigan 48307

Board of Directors, OptimizeRx Corporation,

Wolverine Asset Management ("WAM") is the investment manager to Wolverine Flagship Fund Trading Limited ("WFFTL"), a multi-strategy investment fund with approximately $1.85 billion in assets under management. As of the date of this letter, WFFTL owns 2,155,860 shares of OptimizeRx Corporation ("OPRX" or the "Company"), or a beneficial ownership interest of approximately 7.3%. We initially purchased 2.083 million shares in the Company's March 2014 private placement. We made our investment in OPRX due to our belief that the Company's electronic prescription couponing technology (software) and its first mover-advantage made OPRX's stock an attractive and under-valued investment opportunity. We continue to hold this belief today.

That said, we are disappointed that over the past three years the Company has not made substantially more progress with customer penetration and has not, as of yet, developed sufficient liquidity for its shareholders. We feel that the Company's technology, strong electronic health record ("EHR") company relationships and its management team are still poised for success. However, we also believe that success will bloom significantly sooner, and intrinsic value and liquidity will be achieved for all shareholders, if the Company is coupled with a strategic partner or is sold outright to an industry player that can provide the growth capital and distribution network needed for greater operational success.

To that end, we are writing today to request that the Board of Directors (i) immediately form a strategic alternatives committee ("Committee") charged with exploring all options relating to selling a majority stake in the Company to a strategic partner or selling the Company outright to an industry player and (ii) hire an appropriate investment bank to advise the Committee and to conduct such an auction process. We believe that these moves by the Board are warranted to unlock the substantial latent value of the Company and to provide the Company's shareholders with a liquidity event.

Based in part on two recently announced transactions: McKesson Corporation's pending $1.1 Billion (plus earn-out) acquisition of CoverMyMeds, and the completed $465 million acquisition of Everyday Health by J2 Global (closed December 5, 2016) and other valuation analysis conducted by WAM; **we estimate that the Company's stock, on a fully diluted and present-value basis, is worth between $2.00 and $2.25 per share. Because we are making this proposal to the Board of Directors, we will also be filing a Form 13D.** Our valuation analysis and sale thesis are more fully detailed below.

Valuation Analysis: In determining WAM's estimate of intrinsic value, we made the following assumptions for our analysis: first, we analyzed the Company's historic operations from 2015 and the first nine months of 2016 to arrive at a simplified trailing 12 months ("TTM") ending September 2016 income statement. From there, we estimated potential future operations by: (i) growing revenues from the TTM base by roughly 50% per year to $10-$12 million for 2017 and $15-$18 million for 2018, (ii) assuming a 50% GM, compared to the 53.5% GM for the TTM to account for growth, (iii) increasing the TTM operating expenses by 2.5% p.a. to account for inflation and (iv) applying and holding constant the TTM depreciation/amortization and non-cash compensation to derive estimated 2017 and 2018 EBITDA. We then analyzed both the CoverMyMeds and Everyday Health transactions to derive transaction multiples and compiled market multiples of several similar publicly traded companies. Based on public information, we calculated the Everyday Health EV/Revenue multiple to be 1.83x. Because CoverMyMeds is private, we did not have exact revenue figures, but instead estimated their revenues based on our diligence and came up with a wide range of EV/Revenues multiples from 6.6x to 16.5x (including the earn-out). In determining WAM's estimate of intrinsic value, we chose sales transaction multiples of 5.5x to 6.5x and applied them to the mid-point of our estimated 2017 Company revenue. We also applied EV/EBITDA market multiple ranges to the mid-point of our estimated 2018 Company EBITDA. We then took a simple 50/50 ratio of the transaction multiple values and market multiple values to arrive at our estimate of gross enterprise value range. In order to discount the future value to present value, we incorporated a 20% discount rate to determine the PV enterprise value range of the Company. Lastly, we analyzed the Company's capital structure to determine the total number of fully diluted shares to arrive at our PV equity valuation range of $2.00-$2.25 per share (see below).

OptimizeRx Projected 2017/2018 Statement of Operations							
Dates	12/31/2015	9/30/2016	9/30/2015	TTM (9/30/16)	Projected 2017		Projected 2018	
Revenue	$7,220,678	$5,458,944	$5,200,419	$ 7,479,203	$10,000,000 $12,000,000		$15,000,000 $18,000,000	
Total Cost of Sales	3,622,203	2,539,021	2,683,183	3,478,041	5,000,000 6,000,000		7,500,000 9,000,000	
Gross Margin:	3,598,475	2,919,923	2,517,236	4,001,162	5,000,000 6,000,000		7,500,000 9,000,000	
As a % of total Revenues	49.8%	53.5%	48.4%	53.5%	50.0% 50.0%		50.0% 50.0%	
Total Operating Expenses:	4,195,882	4,133,505	2,698,694	5,630,693	5,771,460 5,771,460		5,915,747 5,915,747	
As a % of total Revenue				75.3%	57.7% 48.1%		39.4% 32.9%	
Operating Income	(597,407)	(1,213,582)	(181,458)	(1,629,531)	(771,460) 228,540		1,584,253 3,084,253	
DepoAmo	915,056	589,136	705,666	798,526	798,526 798,526		798,526 798,526	
EBITDA	$ 317,649	$ (624,446)	$ 524,208	$ (831,005)	$ 27,066 $ 1,027,066		$ 2,382,779 $ 3,882,779	
As a % of total Revenue					0.3% 8.6%		15.9% 21.6%	

While we cannot be certain about our revenue assumptions, we feel that the Company has the ability to achieve these revenue ranges based on its current customer base and both the trend of the major Pharmaceutical companies ("Pharma") putting more pharmaceutical products through the e-scripting system as well as expanding new brands into e-scripting. We also note that our 2018 EBITDA estimate ranges from 15% to just over 21% of estimated revenue, metrics that we think are achievable with a 50% gross margin and a business at the precipice of scaling operations. As stated above, we then applied estimated sales transaction and market multiples to our projections with the following results:

Sales Transactions Multiples				
2017 Projected Revenue (midpoint)	$	11,000,000	$	11,000,000
EV/Revenue Multiple Range		5.50x		6.50x
Terminal Value	$	60,500,000	$	71,500,000
PV of Terminal Value (r=20%, 6 months)	$	55,000,000	$	65,000,000
Enterprise Value	$	55,000,000	$	65,000,000
Less: Debt		-		-
Plus: Cash and Warrant/Option Exercises		13,476,745		13,476,745
PV of Equity Value		68,476,745		78,476,745
Per Share	$	2.04	$	2.33
Public Market Multiples Multiples				
2018 Projected EBITDA (midpoint)	$	3,132,779	$	3,132,779
EV/EBITDA Multiple Range		23.7x		25.7x
Terminal Value	$	74,302,550	$	80,568,108
PV of Terminal Value (r=20%, 18 months)	$	56,525,333	$	61,291,828
Enterprise Value	$	56,525,333	$	61,291,828
Less: Debt		-		-
Plus: Cash and Warrant/Option Exercises		13,476,745		13,476,745
PV of Equity Value		70,002,078		74,768,574
Per Share	$	2.08	$	2.22
Blended (50/50) Estimated Valuation Range (PV)	$	2.06	$	2.28

Sale Thesis: OpimizeRx has built a highly scalable electronic couponing technology platform that is the interconnect between doctors, on one side, and hospitals, payors and Pharma brands on the other side. To date, the Company has lacked significant customer penetration and scale, but is now at a point where we believe its assets are worth considerably more to a strategic player than the (micro-cap) public market understands due to its: (i) scalable technology, (ii) top-five EHR company relationships, (iii) its interconnectivity to the Pharma brands and (iv) the expected inflection ramp of its revenues. In estimating our 2017 and 2018 revenue, we note that Pharma is spending more on its blockbuster brands to market and maintain market share. As a result, OPRX is improving its existing channels and developing new channels of distribution for Pharma resulting in more products beginning to flow through the Company's couponing business.

In building this technology platform, OPRX has attracted two of the top five EHR partners as customers, Allscripts (NASDAQ-MDRX) and Practice Fusion (Kleiner, Perkins backed). In addition to more product moving through the existing EHR relationships, we expect further EHR wins in the next two years but have factored only a small amount of that growth into our revenue estimates. Also, we believe that the Company's relationship with one of the country's largest marketing agencies, WPP, will begin to positively affect revenues in 2017 given WPP's unique insight and understanding of Pharma's spend strategies.

We believe the Company is an ideal acquisition target to strategic players in the healthcare services sector due to a potential acquirer's ability to put more products/services through an established and growing set of OPRX "pipes" and efficiently access to both doctors and patients all without additional capital expenditures. Lastly, operating as an OTC-traded, illiquid public company is fraught with unnecessary operating and intangible risks and costs; eliminating such risks/costs would immediately inure to the benefit of a bigger, strategic owner. These attributes, along with the very strong value proposition detailed above makes us believe that the highest and best path to realizing maximum intrinsic value for shareholders and all stakeholders is to sell either a majority stake in the Company to a strategic partner or the entire Company to an industry player.

I look forward to discussing our thoughts with (a sub-set of) the Board very soon.

Very Respectfully,

John Ziegelman
Portfolio Manager
Wolverine Asset Management LLC